

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 3, 2008

Mr. Ronald E. Smith
President and Chief Executive Officer
Deep Down, Inc.
15473 East Freeway
Channelview, TX 77530

      Re: **Deep Down, Inc.**
             Form 10-KSB for Fiscal Year Ended December 31, 2007
             Filed April 1, 2008
             Response Letters Dated September 30, 2008 and October 7, 2008
             File No. 000-30351

Dear Mr. Smith:

We have reviewed your filing and response letters, and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A4 for the Fiscal Year Ended December 31, 2007

Description of Business, page 4

Corporate History, page 4

1.   We read your response to prior comment 1with respect to your accounting for the acquisition of the equity interests of Strategic Offshore Services ("SOS"). We understand   that you considered the shares issued in connection with the Subsea acquisition of Strategic Offshore Services ("SOS") to be compensation for presumed services performed, as SOS did not constitute a business as defined in EITF 98-3. Please provide your full analysis pursuant to EITF 98-3 supporting your conclusion that SOS did not constitute a business. Therefore, it appears that you have concluded that the acquisition of SOS was scoped out of SFAS 141. If this is correct, please provide your complete analysis of paragraphs 9 through 12 of SFAS 141 which support this conclusion. For example, paragraph 9 of SFAS 141 states that a business combination occurs when an entity acquires equity interests of one or more other entities and obtains control over that entity or

entities.   As part of your response, please explain the underlying purpose of the transaction.

Business Overview, page 5

2.   We read your response to prior comment 2 and your revised disclosure in your Amended Form 10-KSB and note you have concluded that you have one operating segment due to similarities in products and product lines for Deep Down and ElectroWave USA, Inc. Your response also indicates that the combined results are reviewed by management without reference to your chief operating decision maker ("CODM"). Please address the following comments with respect to your response:

- Please identify your CODM and describe the information reviewed by your CODM in order to evaluate performance and make resource allocations.

- Please clarify whether you have determined that you only had one operating segment as of December 31, 2007 pursuant to paragraph 10 of SFAS 131 or that you had multiple operating segments which you aggregated into one reporting segment pursuant to paragraph 17 of SFAS 131. Please provide a complete analysis of the applicable guidance which supports your conclusion.

- Your response states that you are currently reviewing all operations related to segment reporting and plan to begin reporting operating segments by the end of the 2008 fiscal year. Please clarify why your assessment of operating segments has changed in fiscal year 2008 as compared to fiscal year 2007. Explain the operating segments that you plan to report as individual segments at the end of fiscal year 2008.

- Please revise the disclosure in the notes to your financial statements to include the disclosure required by paragraph 26(a) of SFAS 131. Providing such disclosure in Item 1 of your filing does not meet your disclosure requirements pursuant to SFAS 131.

Financial Statements, page F-1

General

3.   We read your response to prior comment 7, and note that you evaluated the criteria described in paragraphs 15 through 19 of SFAS 141, in your accounting for three separate acquisitions: Deep Down, SOS and Mediquip. Your conclusion appears to be based on the resultant cumulative analysis of all three acquisitions. However, it is not clear why you have included the business combination with Mediquip as part of your analysis as this transaction occurred subsequent to the

combination of Subsea, Deep Down and SOS. Therefore, please provide your analysis which supports your conclusion that Subsea was the accounting acquirer of the business combination with Deep Down and SOS. In particular clarify how you evaluated paragraphs 18 and 19 of SFAS 141in light of the fact that you state Subsea was specifically formed as an acquisition company and had no assets or operations prior to its acquisition of Deep Down. In addition, tell us how you considered whether this transaction was a recapitalization of Subsea's capital structure.

4.   We read your response to prior comment 8, indicating that you furnished the predecessor financial statements in previous Form 8-K filings, associated with your acquisition of Deep Down, Inc. However, your furnishing of such financial statements, using Form 8-K, was to comply with the requirements of Items 2.01 and 9.01 of Form 8-K, not Item 310(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760), which pertains to the subsequent and continuing periodic filing requirements for registrants. As a result, your response does not sufficiently address our prior comment regarding identifying the predecessor entity and the need to include audited predecessor financial statements for all periods required under Item 310(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760) in your periodic reports. Accordingly, we reissue prior comment 8.

Note 3 – Business Combinations, page F-13

5.   We have read your response to prior comment number 15 and would like further clarification regarding your accounting for the borrowing and initial acquisition payment with regard to the Mako Technologies acquisition. Please further clarify why you believe it is appropriate to reflect the borrowing of the funds for the initial acquisition payment and the conveyance of the initial acquisition payment in fiscal year 2007 as the transactions did not actually occur until fiscal year 2008. In this respect, please clarify why you believe that the conditions existed as to record these transactions of December 31, 2007 when you didn't actually have the cash from the lender as of that date.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions.

Sincerely,

Christopher J. White
Branch Chief